January 7, 2010



VIA EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington DC, 20549

Re:  Aston Funds (the "Trust")
     Form N-SAR for the Fiscal Year Ended October 31, 2009 ("Form N-SAR")

Dear Ms. Stout:

In your response to your inquiry on January 5, 2010, we have confirmed that the information filed in response to Item 74W on Form N-SAR relating to the following series of the Trust is accurate. Each series listed below was liquidated prior to the Form N-SAR filing and therefore the mark-to-market net asset value per share was properly disclosed at 0.0000.

SERIES NAME                                     N-SAR FILING PERIOD END

Fortis Money Market Fund                        April 30, 2009
Fortis Government Money Market Fund             October 31, 2009
Fortis Institutional Prime Money Market Fund    October 31, 2009
Aston/Fortis Investor Money Market Fund         October 31, 2009
Fortis Tax-Exempt Money Market Fund             October 31, 2009
Fortis Treasury Money Market Fund               October 31, 2009

Should you require any additional information, please contact me at (312) 268-1432.

                                         Sincerely,

                                         /s/Gerald F. Dillenburg
                                         Gerald F. Dillenburg
                                         Senior Vice President, Treasurer,
                                         and Secretary


cc:   Debra Eades, Esq. - Vedder Price P.C.
      Brian Curran - PNC Global Investment Servicing Inc.
      Teresa M.R. Hamlin - PNC Global Investment Servicing Inc.